FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2018 first quarterly report of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on April 25, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

FIRST QUARTERLY REPORT OF 2018

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	BASIC INFORMATION OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	382,591,883,382	378,693,729,128	1.03
Equity holders’ equity attributable to equity holders of the Company	76,721,695,753	75,533,342,281	1.57

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of the equivalent period	Variance from equivalent period of last year
			(%)

Net cash flows generated from operating activities	9,361,537,371	7,648,994,310	22.39

	From the beginning of the year to the end of current reporting period	From the beginning of the preceding year to the end of the equivalent period	Variance from equivalent period of last year
			(%)

Operating Revenue	43,255,634,634	37,577,079,025	15.11
Net profit attributable to equity holders of the Company	1,218,968,123	651,979,268	86.96
Net profit after deducting non-recurring items attributable to equity holders of the Company	1,157,354,176	580,841,260	99.25
Return on net assets (weighted average) (%)	1.60	0.89	Increased by 0.71 percentage points
Basic earnings per share (RMB per share)	0.08	0.04	100.00
Diluted earnings per share (RMB per share)	0.08	0.04	100.00

Non-recurring items and amounts:

☑  Applicable   ☐  Not applicable

(Amounts: In RMB Yuan)

Items	Total amount from the beginning of the year to the end of current reporting period	Notes

Gains from disposal of non-current assets	2,717,126
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	92,158,524
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	1,375,293
Reversal of provision for doubtful accounts receivable individually tested for impairments	1,826,870
Other non-operating income and expenses excluding the above items	10,515,786
For the three months ended 31 March 2018, other non-operating income excluding the above items mainly include the insurance claim, the penalty receipt of the assessment etc, of the company’s subsidiaries, and the other non-operating expense of the company and its subsidiaries mainly include donations, fines etc.

Other non-recurring items	(1,775,896)
For the three months ended 31 March 2018, other non-recurring items mainly include interest income on loans to joint ventures and associates, entrusted management fee and trusteeship management income.

Impact of non-controlling interests, net of tax	(23,030,151)
Tax impact of non-recurring items	(22,173,605)

Total	61,613,947

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	83,642
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	33.33	0	Nil	–	State-owned entity
HKSCC Nominees Limited	3,982,780,779	26.20	0	Nil	–	Foreign entity
China Huaneng Group Co., Ltd.	1,555,124,549	10.23	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.47	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.11	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74	0	Nil	–	State-owned entity
China Securities Finance Corporation Limited	413,567,472	2.72	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	372,818,249	2.45	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	361,775,240	2.38	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98	0	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	3,982,780,779	Overseas listed foreign invested shares	3,982,780,779
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
China Securities Finance Corporation Limited	413,567,472	RMB denominated ordinary shares	413,567,472
Fujian Investment Development Group Limited Liability Company	372,818,249	RMB denominated ordinary shares	372,818,249
Liaoning Energy Investment (Group) Limited Liability Company	361,775,240	RMB denominated ordinary shares	361,775,240
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	Not Applicable

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐  Applicable   ☑  Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑  Applicable   ☐  Not applicable

(a)	Fluctuation analysis of the consolidated balance sheet items

1.	Cash at bank and on hand as at the end of period increased by 70.85% compared with the end of last year, mainly due to the issue of super short-term bonds by the Company at the end of the quarter.

2.
Derivative financial assets as at the end of the period decreased by 37.07% compared with the end of last year, mainly due to the decrease in the fair value of the fuel swap contracts held by the Company’s subsidiary, SinoSing Power.

3.
Advance from customers as at the end of period decreased by 48.21% compared with the end of last year, mainly due to the Company’s subsidiaries’ advance of heating fee transferred to operating revenue.

4.	Other current liabilities as at the end of period increased by 69.48% compared with the end of last year, mainly due to the issue of short-term bonds by the Company.

(b)	Fluctuation analysis of the consolidated income statement items

1.	Tax and levies increased by 48.71% compared with the same period of last year, mainly due to the inclusion of environmental protection tax.

2.	Investment income increased by 94.68% compared with the same period of last year, mainly due to the rise of the investment income from associates and joint ventures.

3.	Operating profit increased by 60.27% compared with the same period of last year, mainly due to the increase in power generation and on-grid tariff in the first quarter of this year.

4.	Profit before taxation increased by 60.00% compared with the same period of last year, mainly due to the increase in power generation and on-grid tariff in the first quarter of this year.

5.	Net profit increased by 78.16% compared with the same period of last year, mainly due to the increase in power generation and on-grid tariff in the first quarter of this year.

6.
The loss on cash flow hedging instruments decreased by 162 million or 75.88% compared with the same period of last year, mainly due to the fair value changes of cash flow hedging instruments held by the Company’s subsidiary, Sinosing Power.

(c)	Fluctuation analysis of the cash flow statement items

1.
Net cash out-flow used in investment activities decreased by 60.35% compared with the same period of last year, mainly due to cash consideration paid by the Company for acquisition of subsidiaries in Huaneng Group at the same period of last year.

2.
Net cash in-flow generated in financial activities decreased by 70.59% compared with the same period of last year, mainly due to the decreased cash in-flow from borrowings of the Company and its subsidiaries.

3.2	Analysis and description of significant events and their impacts and solutions

☑  Applicable   ☐  Not applicable

1.	Resignation of Mr. Fan Xiaxia, Director and Vice President of the Company

Due to change in work, Mr. Fan Xiaxia tendered his resignation report to the Board of Directors of the Company on 28 February 2018, requesting resignation from the positions of Director, Vice President, member of the Strategy Committee and the Nomination Committee of the Company. The resignation of Mr. Fan Xiaxia was effective and announced on that day.

2.	Implementation status in relation to the performance undertaking regarding certain assets acquired by the Company in 2016

On 14 October 2016, the Company and China Huaneng Group Co., Ltd. (“Huaneng Group”) entered into the Agreement for the Transfer of Equity Interests in Certain Companies Between China Huaneng Group and Huaneng Power International, Inc. (the “Transfer Agreement”), to acquire 80% equity interests of Huaneng Shandong Power Generation Limited (“Shandong Power”), 100% equity interests of Huaneng Jilin Power Generation Limited, 100% equity interests of Huaneng Heilongjiang Power Generation Limited and 90% equity interests of Huaneng Henan Zhongyuan Gas Turbine Ltd. held by Huaneng Group. On the same day, Huaneng Group and the Company entered into the Profit Forecast Compensation Agreement Between China Huaneng Group and Huaneng Power International, Inc. (the “Profit Forecast Compensation Agreement”). Huaneng Group guaranteed that the audited net profit of Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited (collectively, the “Profit Forecast Companies”), all subsidiaries of Shandong Power, in 2017, 2018 and 2019 (the “Actual Net Profit”) will not be less than the forecasted net profit.

According to the Specific Audit Report on Situation Description of the Differences Between Actual Net Profit/(Loss) and the Forecasted Net Profit for 2017 for Huaneng Laiwu Power Generation Limited, Huaneng Jiaxiang Power Generation Limited, Huaneng Jining Canal Power Generation Limited, Huaneng Liaocheng Thermal Power Limited and Huaneng Yantai Power Generation Limited, all subsidiaries of Huaneng Shandong Power Generation Limited as acquired by Huaneng Power International, Inc. (the “Specific Audit Report”), the aggregate of the differences between actual net profit/(loss) (net of the non-recurring items) and the forecasted net profit for 2017 for the Profit Forecast Companies was RMB991.8311 million. As the Actual Net Profit of the Profit Forecast Companies for 2017 fell short of the forecasted net profit, Huaneng Group shall compensate the Company with RMB615.0131 million according to the terms and compensation formula set out in the Profit Forecast Compensation Agreement, which should be payable by way of cash by Huaneng Group to the Company within 20 working days from the date of disclosure of the Specific Audit Report.

The Company had received the abovementioned undertaken compensation amount paid by Huaneng Group in April 2018. Therefore, the obligations of Huaneng Group with respect to its undertaking on result compensation for 2017 under the Profit Forecast Compensation Agreement had been fulfilled.

3.3	Undertaking not performed in time during the reporting period

☐  Applicable   ☑  Not applicable

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐  Applicable   ☑  Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
25 April 2018

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 31 MARCH 2018

Amounts: In RMB Yuan, Except as noted

ASSETS	31 March 2018	31 December 2017	31 March 2018	31 December 2017
	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS:
Cash at bank and on hand	15,999,788,845	9,364,823,477	5,622,289,865	964,339,620
Derivative financial assets	167,808,993	258,364,034	–	–
Notes receivable	4,050,007,527	3,610,927,507	476,053,923	417,472,923
Accounts receivable	21,373,097,307	21,836,667,089	5,537,373,778	5,531,504,058
Advances to suppliers	585,098,798	564,610,839	144,151,264	87,901,640
Interest receivable	22,264,516	22,315,334	32,483,678	30,926,816
Dividends receivable	273,896,701	273,896,701	2,776,049,586	2,945,967,412
Other receivables	1,438,434,199	1,508,213,183	2,058,804,844	1,823,478,539
Inventories	8,311,517,624	7,385,411,452	2,812,857,159	2,091,518,740
Current portion of non-current assets	779,720,300	778,035,398	616,811,968	615,013,100
Other current assets	2,629,727,498	2,934,445,699	3,236,261,384	2,509,510,164

Total current assets	55,631,362,308	48,537,710,713	23,313,137,449	17,017,633,012

NON-CURRENT ASSETS:
Available-for-sale financial assets	2,081,543,422	1,654,993,313	2,050,296,296	1,623,701,890
Derivative financial assets	42,167,259	75,327,909	–	–
Long-term receivables	1,253,702,599	1,256,564,877	–	–
Long-term equity investment	19,739,595,918	19,317,253,856	79,455,789,838	78,449,401,546
Investment property	219,808,837	217,406,328	147,322,440	145,547,610
Fixed assets	242,978,851,670	245,079,481,789	52,043,348,697	53,078,042,444
Fixed assets pending for disposal	2,558,281	3,069,361	–	299,717
Construction-in-progress	25,011,606,840	26,396,755,022	1,150,262,053	1,189,590,454
Construction materials	1,944,136,997	1,950,761,893	48,424,995	47,630,665
Intangible assets	13,584,521,296	13,728,223,036	1,572,777,453	1,584,889,039
Goodwill	11,965,858,735	12,156,415,599	–	–
Long-term deferred expenses	273,351,209	278,081,025	41,069,595	43,266,023
Deferred income tax assets	2,853,382,411	2,980,302,946	470,118,158	595,769,499
Other non-current assets	5,009,435,600	5,061,381,461	21,326,914,619	21,072,067,165

Total non-current assets	326,960,521,074	330,156,018,415	158,306,324,144	157,830,206,052

TOTAL ASSETS	382,591,883,382	378,693,729,128	181,619,461,593	174,847,839,064

	31 March 2018	31 December 2017	31 March 2018	31 December 2017
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND EQUITY HOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loans	66,044,209,682	80,251,348,397	28,995,000,000	41,555,000,000
Derivative financial liabilities	65,231,035	62,178,473	–	–
Notes payable	1,927,519,759	1,732,190,218	–	–
Accounts payable	15,611,749,143	13,764,284,820	4,541,743,340	4,093,069,521
Advance from customers	779,447,081	1,504,926,061	56,471,758	222,230,441
Salary and welfare payables	596,321,837	581,510,916	131,513,306	123,865,509
Taxes payable	1,255,744,336	1,302,209,945	143,443,689	234,223,261
Interest payables	1,109,672,126	947,301,603	884,343,575	618,798,980
Dividends payable	1,311,768,657	1,735,425,947	–	–
Other payables	17,413,731,112	19,876,179,020	1,699,204,627	2,033,758,383
Current portion of non-current liabilities	24,590,358,511	22,630,839,760	6,480,903,037	6,079,364,238
Provision	45,795,160	36,737,707	37,546,422	30,448,298
Other current liabilities	19,533,600,598	11,525,358,744	19,359,591,698	11,271,339,610

Total current liabilities	150,285,149,037	155,950,491,611	62,329,761,452	66,262,098,241

NON-CURRENT LIABILITIES:
Long-term loans	114,663,934,147	107,030,958,243	24,802,772,843	14,734,234,038
Derivative financial liabilities	85,294,323	148,486,474	12,627,869	22,283,372
Bonds payable	15,976,025,994	15,993,832,849	15,976,025,994	15,993,832,849
Long-term payables	1,769,460,353	1,853,524,025	94,344,468	90,504,069
Long-term Employee benefits payable	77,169,482	77,234,075	64,524	91,756
Specific accounts payable	127,723,135	34,606,646	71,272,162	33,655,672
Provision	52,444,000	52,444,000	–	–
Deferred income tax liabilities	1,227,027,327	1,283,949,921	–	–
Deferred income	3,981,230,259	4,064,532,463	1,654,893,278	1,706,715,449

Total non-current liabilities	137,960,309,020	130,539,568,696	42,612,001,138	32,581,317,205

TOTAL LIABILITIES	288,245,458,057	286,490,060,307	104,941,762,590	98,843,415,446

	31 March 2018	31 December 2017	31 March 2018	31 December 2017

LIABILITIES AND EQUITY HOLDERS’ EQUITY (continued)

EQUITY HOLDERS’ EQUITY
Share capital	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440
Other equity instruments	5,131,550,000	5,068,550,000	5,131,550,000	5,068,550,000
Including: Perpetual corporate bonds	5,131,550,000	5,068,550,000	5,131,550,000	5,068,550,000
Capital surplus	14,913,238,161	14,913,238,161	9,800,492,401	9,800,492,401
Other comprehensive income (Note)	109,697,246	144,016,443	1,015,372,113	682,421,788
Special reserves	59,648,901	55,773,505	48,629,464	46,714,256
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	33,120,903,267	31,965,105,994	37,294,996,847	37,019,586,995

Equity holder’s equity attributable to equity holders of the Company	76,721,695,753	75,533,342,281	76,677,699,003	76,004,423,618
Non-controlling interests	17,624,729,572	16,670,326,540	–	–

Total equity holders’ equity	94,346,425,325	92,203,668,821	76,677,699,003	76,004,423,618

TOTAL LIABILITIES AND EQUITY HOLDERS’ EQUITY	382,591,883,382	378,693,729,128	181,619,461,593	174,847,839,064

Note:
The Company and its subsidiaries adopted CAS No. 14 — Revenue (revised) (“new revenue standard”) and CAS No.22 – Financial Instruments: Recognition and Measurement (revised), CAS No.23 – Transfer of Financial Assets (revised),CAS No.24 – Hedge Accounting (revised) and CAS No.37 – Presentation and Disclosures of Financial Instruments (revised) (“new financial instruments standards” for above mentioned 4 standards).The Company and its subsidiaries applied new financial instruments standards retrospectively, and has taken the advantage not to restate the comparative information for prior periods with respect to the classification and measurement requirements, which resulted in a increase in the opening balance of other comprehensive income at 1 January 2018 by approximately RMB320 million.

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE FIRST QUARTER ENDED 31 MARCH 2018

Amounts: In RMB Yuan, Except as noted

		For the quarter ended 31 March 2018	For the quarter ended 31 March 2017	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017
		Consolidated	Consolidated	The Company	The Company

Operating revenue		43,255,634,634	37,577,079,025	12,810,533,819	10,750,700,409
Less:	Operating cost	37,422,399,257	32,953,324,536	11,226,516,642	9,337,922,698
	Tax and levies on operations	466,518,580	313,714,151	156,966,544	109,504,442
	Selling expenses	6,183,643	2,802,414	5,085,346	777,282
	General and administrative expenses	899,164,226	884,601,239	420,395,239	405,320,993
	Financial expenses	2,444,766,542	2,176,396,597	932,396,467	841,961,205
	Asset impairment loss	(1,031,835)	174,376	179,371	–
Add:	Loss on fair value changes of financial assets/liabilities	(385,646)	(6,759,821)	–	–
	Investment income	218,032,047	111,992,755	337,804,948	277,946,924
	Including: Investment income from associates and joint ventures	215,450,357	94,947,154	91,956,192	23,117,235
	Net profit on disposals of assets	2,763,447	143,243	65,681	–
	Other income	91,412,424	101,988,173	46,654,732	42,838,800

Operating profit		2,329,456,493	1,453,430,062	453,519,571	375,999,513
Add:	Non-operating income	18,890,830	17,314,110	2,767,534	4,489,182
Less:	Non-operating expenses	7,675,265	7,826,823	700,338	753,874

Profit before tax		2,340,672,058	1,462,917,349	455,586,767	379,734,821
Less:	Income tax expense	612,736,328	493,018,593	117,006,065	65,171,506

Net profit		1,727,935,730	969,898,756	338,580,702	314,563,315

(1)	Classification according to the continuity of operation Continuous operating net profit	1,727,935,730	969,898,756	338,580,702	314,563,315
(2)	Classification according to ownership
Attributable to:
	Equity holders of the Company	1,218,968,123	651,979,268	338,580,702	314,563,315
	Non-controlling interests	508,967,607	317,919,488	–	–

	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017
	Consolidated	Consolidated	The Company	The Company
Earnings per shares (based on the net profit attributable to shareholders of the Company)
– Basic earnings per share	0.08	0.04	–	–
– Diluted earnings per share	0.08	0.04	–	–

Other comprehensive (loss)/income, net of tax	(374,459,810)	215,761,690	13,004,520	86,402,143
Other comprehensive (loss)/income (net of tax) attributed to equity holders of the company	(354,265,002)	216,540,625	13,004,520	86,402,143
Other comprehensive income (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss
Including:
Share of other comprehensive income of the equity-accounted investee that may not be reclassified to profit or loss	8,012,984	–	8,012,984	–
Losses arising from changes in fair value of available-for-sale financial assets	(32,725)	–	–	–
Other comprehensive income (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss
Including:
Gains arising from changes in fair value of available-for-sale financial assets	–	66,222,637	–	65,779,350
Share of other comprehensive (loss)/income of the equity-accounted investee	(2,250,091)	1,714,734	(2,250,091)	1,714,734
Effective hedging portion of Gains or losses arising from cash flow hedging instruments	(51,347,652)	(212,910,866)	7,241,627	18,908,059
Translation differences of the financial statements of foreign operations	(308,647,518)	361,514,120	–	–
Other comprehensive loss (net of tax) attributable to non-controlling interests	(20,194,808)	(778,935)	–	–

Total comprehensive income	1,353,475,920	1,185,660,446	351,585,222	400,965,458

Attributable to:
Equity holders of the Company	864,703,121	868,519,893	351,585,222	400,965,458
Non-controlling interests	488,772,799	317,140,553	–	–

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE QUARTER ENDED 31 MARCH 2018

Amounts: In RMB Yuan, Except as noted

Items	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017
	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	51,245,118,613	41,165,577,375	14,573,956,906	11,616,392,800
Cash received from return of taxes and fees	33,263,456	9,490,289	–	–
Other cash received relating to operating activities	222,634,664	232,814,585	91,306,319	8,414,707

Sub-total of cash inflows of operating activities	51,501,016,733	41,407,882,249	14,665,263,225	11,624,807,507

Cash paid for goods and services received	36,194,277,068	28,493,292,193	11,525,444,334	9,164,096,635
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	2,796,666,492	2,255,089,291	886,740,800	853,855,510
Payments of taxes	2,901,551,637	2,443,659,059	970,121,901	803,474,070
Other cash paid relating to operating activities	246,984,165	566,847,396	201,432,237	258,328,598

Sub-total of cash outflows of operating activities	42,139,479,362	33,758,887,939	13,583,739,272	11,079,754,813

Net cash flows generated from operating activities	9,361,537,371	7,648,994,310	1,081,523,953	545,052,694

Cash flows used in investing activities
Cash received from withdrawal of investment	–	741,000,000	–	656,000,000
Cash received on investment income	873,082	135,181,300	414,209,721	338,446,647
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	3,719,104	4,069,937	237,030	566,105
Other cash received relating to investing activities	18,505,532	18,826,840	–	–

Sub-total of cash inflows of investing activities	23,097,718	899,078,077	414,446,751	995,012,752

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	3,606,410,593	4,908,333,996	311,042,701	472,745,835
Cash paid for investments	366,834,000	5,000,000	1,822,382,868	10,947,596,516
Net cash paid for acquiring subsidiaries	–	5,975,034,785	–	–
Other cash paid relating to investing activities	–	3,953,115	–	–

Sub-total of cash outflows of investing activities	3,973,244,593	10,892,321,896	2,133,425,569	11,420,342,351

Net cash flows used in investing activities	(3,950,146,875)	(9,993,243,819)	(1,718,978,818)	(10,425,329,599)

Items	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017	For the quarter ended 31 March 2018	For the quarter ended 31 March 2017
	Consolidated	Consolidated	The Company	The Company

Cash flows used in financing activities
Cash received from investments	465,428,282	77,296,700	–	–
Including: cash received from non-controlling interests of subsidiaries	465,428,282	77,296,700	–	–
Cash received from borrowings	28,357,780,986	44,898,522,845	21,873,553,364	35,422,940,000
Cash received from issuance of short-term bonds	12,000,000,000	9,988,679,245	12,000,000,000	9,988,679,245
Other cash received relating to financing activities	31,138,373	70,517,734	2,322,451	48,345,464

Sub-total of cash inflows of financing activities	40,854,347,641	55,035,016,524	33,875,875,815	45,459,964,709

Repayments of borrowings	36,638,753,686	46,753,048,728	27,897,820,688	35,266,153,239
Payments for dividends, profit or interest expense	2,747,637,097	2,619,561,222	637,118,527	618,147,901
Including: dividends paid to non-controlling interests of subsidiaries	423,657,289	386,490,067	–	–
Other cash paid relating to financing activities	176,479,622	56,046,987	20,542,776	22,075,472

Sub-total of cash outflows of financing activities	39,562,870,405	49,428,656,937	28,555,481,991	35,906,376,612

Net cash flows used in financing activities	1,291,477,236	5,606,359,587	5,320,393,824	9,553,588,097

Effect of exchange rate fluctuations on cash held	(45,284,668)	28,909,385	(12,839,020)	(23,951)

Net increase/(decrease) in cash	6,657,583,064	3,291,019,463	4,670,099,939	(326,712,759)
Add: cash at beginning of period	9,282,389,958	7,810,500,999	942,143,443	2,415,460,603

Cash at end of period	15,939,973,022	11,101,520,462	5,612,243,382	2,088,747,844

Legal representative	Person in charge of accounting function	Person in charge of accounting department
Cao Peixi	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     April 25, 2018